

Mail Stop 3561

May 21, 2018

Yulia Lazaridou
President and Chief Executive Officer
Minaro Corp.
Kleonos 8A
Lakatameia, Cyprus, 2333

>   **Re: Minaro Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed May 14, 2018**
>   **File No. 333-223963**

Dear Ms. Lazaridou:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 9, 2018 letter.

General

1. Please update your financial statements to comply with Rule 8-08 of Regulation S-X by including audited financial statements for the fiscal year ended March 31, 2018. Please provide corresponding updated disclosures throughout your filing.

Summary Financial Information, page 7

2. You stated in your response to comment 1 that you revised your disclosure as requested. However, it does not appear that you revised your disclosure as requested and we reissue our comment. Please revise so that the amount of the net loss for each period presented agrees to the financial statements included in the prospectus.

Dilution, page 16

3. You stated in your response to comment 2 that you revised your disclosure as requested. However, it does not appear that you revised your disclosure as requested and we reissue our comment. Please note that the proceeds of the offering should be reduced by the expenses of the offering to compute pro forma net tangible book value per share after the offering. Please revise.

4. You stated in your response to comment 3 that you revised your disclosure as requested. However, it does not appear that you revised your disclosure as requested and we reissue our comment. As previously requested, please include a comparison of the public contribution under the proposed public offering and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions since inception. Please refer to Item 506 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

5. We reviewed your response to comment 4 noting that you revised your disclosure to add a bullet point that your election to provide the scaled disclosures available to emerging growth companies is irrevocable. However, your decision to opt out of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards is the only election under the JOBS Act that is irrevocable. Please revise your disclosure on page 14 stating that your election to provide scaled disclosures available to emerging growth companies is irrevocable. In addition, please disclose that you chose not to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standard and that your election is irrevocable.

You may contact William Thompson, Accounting Branch Chief at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products